

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Via e-mail
Joseph B. Armes
Chief Executive Officer
CSW Industrials, Inc.
5400 Lyndon B. Johnson Freeway
Suite 1300
Dallas, TX 75240

>   **Re: CSW Industrials, Inc.**
>   **Form 10-12B**
>   **Filed June 17, 2015**
>   **File No. 001-37454**

Dear Mr. Armes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit Index, page 5

1. Please include Whitmore and RectorSeal's debt arrangements in your exhibit index as material contracts. Please refer to Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

General

2. Please be advised that we may have additional comments when items which are currently blank are completed.

Summary, page 8

Our Company, page 8

3. You present your net revenues and operating income for the year ended March 31, 2015 excluding Strathmore here, but present pro forma numbers including Strathmore later in this section, such as on page 10, extensively in your Business section, and elsewhere. Please revise throughout to ensure that where your presentations are consistent throughout your filing.

Sustainable Organic Revenue Growth and Operating Performance, page 10

4. Where you discuss line items, such as your revenue, which experienced growth over the periods that you disclose here based both on organic growth and acquisitions, please revise to quantify the extent to which the growth was organic or due to acquisitions.

Questions and Answers about CSWI and the Share Distribution, page 2

5. Please add discussions regarding the identity of the executive officers and directors of CSWI following the spin-off, as well as the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Summary.

Risk Factors, page 18

Risks Relating to Our Business, page 18

We are dependent on contract manufacturers for manufacturing of certain products that we sell, page 22

6. Please supplementally advise what percentage of your products in each of your segments are produced by third parties, and what impact the use of third parties has on your profit margins.

Treatment of Stock-Based Awards, page 42

7. You state on page 31 that you have not set an initial price for your common stock, and that the price will be established by the market. However, you state here that all Capital Southwest options will be converted into both an adjusted Capital Southwest stock option and a CSWI stock option with adjustments made to preserve the aggregate intrinsic value of the original option as measured immediately before and after the distribution, subject to rounding. Please revise here and elsewhere as appropriate to clarify how you will accomplish these adjustments in light of the indeterminate value of your stock immediately after the distribution.

Unaudited Pro Forma Condensed Combined Financial Statements, page 46

8. Please be advised that we have not and will not review the pro forma financial statements until they are completed; however, based on the current proposed format, please revise the pro forma balance sheet and pro forma statements of operations to include a subtotal column following the pro forma adjustments that give effect to the acquisition of the Strathmore assets, prior to the column showing the adjustments reflecting the share distribution and related transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

9. Your MD&A contains no disclosure on prospective developments and strategies nor does it address management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Results of Operations, page 50

General

10. To the extent applicable, please make similar revisions to your MD&A for the comparative periods March 31, 2014 and March 31, 2013 as noted in our comments regarding your MD&A below.

Net Revenues, pages 51 and 55

11. Please expand your narrative to discuss and quantify how much of the increase in combined revenue was due to increased volume versus prices.

Cost of Revenues, page 52

12. Please revise your narrative to more fully discuss the most significant components of your cost of revenue and the amount or percentage of cost of revenue attributable to each significant component.

General and Administrative Expenses, page 52 and 56
Other Income (Expenses), page 53

13. Please quantify the items you have disclosed that contributed to the increase over the prior year.

Segment Results, page 54 and 58

14. Please revise the narrative of your segment results to provide a more quantified discussion of the reasons you have identified that contributed to the fluctuations between periods.

Liquidity & Capital Resources, page 59

15. Please revise your disclosure to include a discussion of how the separation will affect your liquidity and capital resources. Please refer to Item 303(a)(1) and Item 303(a)(2)(ii) of Regulation S-K.

Critical Accounting Estimates and Judgments, page 65

Goodwill, page 65

16. Please expand your disclosure to disclose the number of reporting units that include goodwill. Additionally, to the extent that you have determined that the estimated fair values of all your reporting units substantially exceed their respective carrying values, please specifically disclose that determination. Otherwise, please disclose the amount by which reporting unit fair values exceed their carrying values.

Business, page 70

17. Please revise to include disclosure regarding your sources and availability of raw materials, as well as the importance and duration of your intellectual property. Please refer to Item 101(c)(1)(iii) and Item 101(c)(1)(iv) of Regulation S-K.

18. Please clearly describe the competitive conditions that each of your segments are facing, as well as your segments' competitive positions in their industries. Please refer to Item 101(c)(1)(x).

Domestic and International Sales and Long-Lived Assets, page 80

19. Please revise to state clearly what percentage of your revenues are derived from the United States. Please refer to Item 101(d)(1)(i)(A) of Regulation S-K.

Compensation of Executive Officers, page 89

Cash Incentive Opportunities, page 91

20. Please revise to disclose the specific goals for your non-equity incentive plan, the threshold, target, and maximum performance levels and associated payouts ranges, as

well as actual performance achieved. Please refer to Item 402(b)(2)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Awards, page 92

21. Please revise to clarify how the company determines the amount of each type of equity to award to its NEOs, and how it chooses between restricted stock and option awards. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii) of Regulation S-K.

22. Please clarify whether the "historic" option terms that you disclose here are applicable to the options grants that you disclose in your summary compensation table.

Share Distribution-Related Compensation, page 94

23. Please clarify the manner in which payments under the August 28, 2014 plan will be allocated between options, restricted stock and cash.

24. We note that the equity awards payable under the CSWI executive compensation plan will include both Capital Southwest and CSWI stock options and restricted shares. Please clarify whether Capital Southwest will be making payments of CSWI options and restricted shares, or whether CSWI has adopted this plan and will be responsible for payments under it.

Capital Southwest Grants of Plan-Based Awards for NEOs, page 97

25. Please revise this table to include the compensation payable under your non-equity incentive plan. Please refer to Item 402(d)(2)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 104

26. Please revise or tell us why you are not required to disclose the management fees that your company has paid to the management company subsidiary of Capital Southwest, as discussed on page F-28.

Agreements between Capital Southwest and CSWI Relating to the Share Distribution, page 104

27. Please include a description of the Transition Services Agreement here and elsewhere as necessary.

28. Please disclose the duration of each of the agreements that you discuss here.

Distribution Agreement, page 104

29. Please clarify the meaning of the first sentence in the second paragraph under this heading or otherwise advise us of the basis for disclaiming responsibilityfor the accuracy of the information in this section.

30. Please revise to describe with greater clarity the assets and liabilities that are the subject of the Distribution Agreement, as well as the liabilities against which you will be indemnifying Capital Southwest and whether there is any limit to the amount of indemnification which you will be required to provide.

Financial Statements, page F-1

Note 6. Goodwill, page F-17

31. Please disclose the amount of goodwill by reportable segment. Refer to ASC 350-20-50-1.

Note 7. Intangible Assets, page F-18

32. Please revise your footnote to provide all the disclosures required by ASC 350-30-50-2a.

Note 12. Retirement Plans, page F-21

33. Please disclose the target allocation percentages as it relates to the classes of your plan assets. Refer to paragraph 5i of ASC 715-20-50-1d.

Note 23. Subsequent Events, page F-30

34. With respect to the acquisition of Strathmore, please tell us what consideration you have given to providing acquisition financial statements in accordance with Rule 3-05 of Regulation S-X.

Note 24. Segments, page F-31

35. Please revise your registration statement to reconcile operating income to your consolidated income before taxes as contemplated in ASC 280-10-50-30b.

36. Please disclose revenues by product line as contemplated in ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202)551-4413 or Kevin Stertzel at (202)551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: R. Scott Cohen (*via e-mail*)
        Jones Day